Exhibit 99.1

SILICOM LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 7, 2022

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held, at the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel, on June 7, 2022, at 14:00 Israel time.

The Company is an Overseas Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

The Meeting is being called for the following purposes:

1.          To consider and act upon a proposal to approve the Amendment of the Company's Articles of Association in the form attached hereto as Annex A (the “Amended Articles”).

2.          To consider and act upon a proposal to re-elect Mr. Avi Eizenman, the Company’s Active Chairman of the Board of Directors, to the Company’s Board of Directors, and, subject to the approval of the Amended Articles, to hold office as director for a two-year term, commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2024, and until his successor has been duly elected.

3.          To consider and act upon a proposal to elect Mr. Ilan Erez, to the Company’s Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2025, and until his successor has been duly elected.

4.          To consider and act upon a proposal to elect Ms. Ayelet Aya Hayak, to the Company’s Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2025, and until her successor has been duly elected.

5.          To consider and act upon a proposal to approve the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Company’s Global Share Incentive Plan (2013) (the “Plan”) and in compliance with the Company’s Compensation Policy, which was re-approved by the Company’s shareholders on June 5, 2019 (the “Compensation Policy”), the Compensation Policy Cap (as such term is defined in the Proxy Statement attached hereto) and the Amended Executive Compensation Policy to Mr. Avi Eizenman, the Company’s Active Chairman of the Board of Directors.

6.          To consider and act upon a proposal to approve the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Plan and in compliance with the Compensation Policy, the Compensation Policy Cap and the Amended Executive Compensation Policy to Mr. Yeshayahu (‘Shaike’) Orbach, the Company’s current President and Chief Executive Officer.

7.          To consider and act upon a proposal to approve an increase in the monthly base salary of Mr. Avi Eizenman, the Company’s Active Chairman of the Board of Directors, in compliance with the Compensation Policy and the Amended Executive Compensation Policy.

8.          To consider and act upon a proposal to approve an increase in the monthly base salary of Mr. Yeshayahu (‘Shaike’) Orbach, the Company’s current President and Chief Executive Officer, in compliance with the Compensation Policy and the Amended Executive Compensation Policy.

9.          To consider and act upon the proposal to approve the Compensation Package for Mr. Liron Eizenman, who will be appointed as the Company’s new President and Chief Executive Officer, commencing July 1, 2022.

10.          To consider and act upon a proposal to approve the grant of 50,000 options to purchase Ordinary Shares of the Company pursuant to the Plan and in compliance with the Compensation Policy, the Amended Executive Compensation Policy and the Compensation Policy Cap to Mr. Liron Eizenman, upon the commencement of his term as the Company’s new President and Chief Executive Officer, on July 1, 2022.

11.          To consider and act upon a proposal to approve the Amended Executive Compensation Policy in the form attached hereto as Annex B (the “Amended Compensation Policy”).

12.          To consider and act upon a proposal to approve the appointment of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel, as the independent public accountants of the Company for year ending December 31, 2022, and until the next annual general meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors to fix the compensation of such auditors in accordance with the amount and nature of their services.

13.          To review the Company's Financial Statements and Annual Report for the year ended December 31, 2021, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on May 9, 2022 will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible.

Date: May 2, 2022	By Order of the Board of Directors SILICOM LTD. /s/ Yeshayahu (‘Shaike’) Orbach Yeshayahu (‘Shaike’) Orbach Director, President and Chief Executive Officer